                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                    IMP, INC.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    449693209
                           ---------------------------
                                 (CUSIP Number)

                              Subba Rao Pinamaneni
                        Teamasia Semiconductors PTE Ltd.
                           Industrial Development Area
                         Patancheru 502319, Medak Dist.
                              Andhra Pradesh, India
                                  91-8455-42032
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 8, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


                         (Continued on following pages)

                               (Page 1 of 9 Pages)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
     CUSIP NO. 449693209                                   PAGE 2 OF 9
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON

            TEAMASIA SEMICONDUCTORS PTE LTD.
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            SINGAPORE
--------------------------------------------------------------------------------
                         7           SOLE VOTING POWER
NUMBER OF
SHARES                               671,173
BENEFICIALLY             -------------------------------------------------------
OWNED BY EACH            8           SHARED VOTING POWER
REPORTING
PERSON WITH                          0
                         -------------------------------------------------------
                         9           SOLE DISPOSITIVE POWER

                                     671,173
                         -------------------------------------------------------
                         10          SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            671,173
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.6%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the common stock, par value $.01 per share ("Common Stock"), of IMP, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2830 North First Street, San Jose, California 95134.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This statement is being filed by Teamasia Semiconductors PTE Ltd., a Singapore corporation ("Teamasia").

        (b) The address of the principal business and principal office of Teamasia is Industrial Development Area, Patancheru 502319, Medak Dist., Andhra Pradesh, India.

        (c) The principal business of Teamasia is the manufacture of semiconductors.

        (d) During the last five years, Teamasia has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, Teamasia has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The consideration for the 671,173 shares of Common Stock acquired by Teamasia was cash in the amount of $2,050,000. The consideration for the additional shares of Common Stock to be acquired by Teamasia, subject to stockholder approval, is cash in the amount of $3,930,000.

        The source of funds for the 671,173 shares of Common Stock acquired by Teamasia was $1,500,000 of equity contributions by shareholders of Teamasia and a $550,000 unsecured loan from Magnus Investments, Singapore. The loan is convertible into an equity interest in Teamasia. The source of funds for the additional shares of Common Stock to be acquired by Teamasia, subject to stockholder approval, is equity contributions by shareholders of Teamasia.

ITEM 4. PURPOSE OF TRANSACTION.

        Teamasia acquired 671,173 shares and, subject to stockholder approval, will acquire an additional 4,793,235 shares, of Common Stock for investment. On October 8, 1999, the Company and Teamasia Semiconductors (India) Ltd., a limited Indian corporation ("Teamasia India"), an affiliate of Teamasia, entered in to Stock Purchase Agreement (the "October Stock Purchase Agreement") pursuant to which Teamasia India agreed to acquire from the Company, and the Company agreed to sell and issue to Teamasia India, an aggregate of 671,173 shares of Common stock for an aggregate price equal to $2,050,000 pursuant to the following schedule:

Date of Purchase         Number of Shares     Purchase Price
-----------------        ----------------     --------------
October 8, 1999                83,897            $250,000
October 18, 1999               83,897            $250,000
November 1, 1999              167,793            $500,000
November 19, 1999             167,793            $500,000



                                  (Page 3 Of 9)

Date of Purchase         Number of Shares     Purchase Price
-----------------        ----------------     --------------
December 8, 1999              167,793            $550,000

Teamasia India subsequently assigned all of its rights under the October Stock Purchase Agreement to Teamasia. Pursuant to the October Stock Purchase Agreement, Teamasia received customary registration rights and rights of first offer and Mr. Subba Rao Pinamaneni, Managing Director and a stockholder of Teamasia, was elected to the Company's Board of Directors. In addition, Teamasia agreed to purchase from the Company on specified terms a number of wafers representing not less than 25% of the Company's installed capacity for last two quarters of fiscal 2000 and the first two quarters of fiscal 2001.

        Pursuant to the October Stock Purchase Agreement, the Company and Teamasia also agreed that it was their intent that Teamasia acquire not less than 51% of the fully diluted Common Stock at a price equal to a total of $5,980,000 (including the $2,050,000 purchase price for the 671,173 shares of Common Stock acquired from October 8, 1999 to December 10, 1999) no later than February 28, 2000. The parties agreed, promptly upon the execution of the October Stock Purchase Agreement, to proceed to negotiate, in good faith, the terms and conditions of a share purchase agreement for additional shares of Common Stock, which agreement would result in Teamasia owning not less than 51% of the fully diluted Common Stock. The Company agreed to use its reasonable efforts to obtain the necessary approvals from its stockholders and to obtain all applicable governmental approvals in order to consummate Teamasia's purchase of such additional shares of Common Stock as expeditiously as possible.

        On December 15, 1999, the Company and Teamasia entered into a Phase 2 Stock Purchase Agreement (the "December Stock Purchase Agreement") pursuant to which Teamasia Semiconductors PTE Ltd. agreed to acquire from the Company, and the Company agreed to sell and issue to Teamasia Semiconductors PTE Ltd., an aggregate of 4,793,235 shares of Common Stock for an aggregate price equal to $3,930,000, subject to stockholder approval. Because the issuance of these additional shares is subject to the condition that stockholder approval be obtained, Teamasia does not believe that it presently possesses beneficial ownership thereof. Pursuant to the December Stock Purchase Agreement, Teamasia received customary registration rights and rights of first offer and, upon closing of the purchase and sale of additional shares of Common Stock contemplated by the December Stock Purchase Agreement, the Company will add one additional person designated by Teamasia to the Company's Board of Directors.

        Pursuant to the December Stock Purchase Agreement, the Company and Teamasia also agreed that, unless approved unanimously by the Company's Board of Directors, any purchase of additional shares of Common Stock by Teamasia or its affiliates that would result in Teamasia and its affiliates owning more than 51% of the fully diluted Common Stock will require the approval of the stockholders of the Company and will be deemed to be approved if (i) at least 51% of the Company's stockholders vote in favor of such acquisition and (ii) no more than 20% of the Company's stockholders affirmatively vote against such acquisition. Teamasia has advised the Company that completing the second phase of Teamasia's equity investment in the Company, as contemplated by the December Stock Purchase Agreement, is a material element of Teamasia's decision to place additional production orders with the Company beyond those already placed.

        Teamasia intends to review its investment in the Company from time to time and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Teamasia, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Company. Teamasia also intends to explore opportunities for the Company and Teamasia to work together on transactions involving assets


                                  (Page 4 Of 9)
and/or business operations that Teamasia owns presently or may develop in the future, including, without limitation, opportunities to share and mutually benefit from production, design, quality control and other assets and/or business operations applicable to the semiconductor industry. Teamasia may investigate such transactions and opportunities, if any, from time to time and, as it deems appropriate in its discretion, propose such transactions and/or opportunities to the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Teamasia owns 671,173 shares of the Common Stock (approximately 16.6% of the total number of outstanding shares of Common Stock as of December 15, 1999).

        (b) Teamasia has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by it.

        (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of Teamasia during the past 60 days.

        (d) Except as stated in this Item 5, to the best knowledge of Teamasia, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Teamasia.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR

        The following descriptions are qualified in their entirety by reference to the agreements attached as exhibits hereto and incorporated herein by reference.

OCTOBER STOCK PURCHASE AGREEMENT

        Pursuant to the October Stock Purchase Agreement, the Company issued and sold to Teamasia, and Teamasia purchased from the Company, an aggregate of 671,173 shares of Common Stock for an aggregate purchase price equal to $2,050,000, or $3.05 per share, representing 16.6% of the fully diluted Common Stock. The purchase of shares of Common Stock by Teamasia under the October Stock Purchase Agreement closed in stages during the months of October, November and December 1999, with the final closing having occurred on December 8, 1999. The Company agreed to use the proceeds from the sale of Common Stock to Teamasia to make compensation payments to the Company's employees, to pay specified lease obligations and to pay other operating expenses approved by Teamasia.

        As provided by the October Stock Purchase Agreement, the Company added one member designated by Teamasia to the Board of Directors of the Company. Teamasia designated Subba Rao Pinamaneni to serve on the Board of Directors, and on November 4, 1999 he was elected by the Board of Directors to fill an existing vacancy. In addition, under the October Stock Purchase Agreement, Teamasia committed to purchase wafers from the Company commencing in the third quarter of fiscal 2000 and continuing through the second quarter of fiscal 2001. Teamasia agreed to purchase a minimum of 750 wafers per week during the third fiscal quarter of 2000 and a minimum of 1,500 wafers a week during the fourth fiscal quarter of 2000 and the first and second fiscal quarters of 2001.

        Under the terms of the October Stock Purchase Agreement, Teamasia has certain rights to require that the Company register its shares of Common Stock under the Securities Act of 1933 (the "Securities Act"). Teamasia also has certain rights of first refusal, based on Teamasia's percentage ownership of



                                  (Page 5 Of 9)
the Company's fully diluted common equity and subject to certain exceptions, should the Company sell any shares of Common Stock or other equity securities or any securities which are convertible into or exercisable for Common Stock or other equity securities.

        As provided in the October Stock Purchase Agreement, the Company and Teamasia agreed to negotiate the terms of an additional investment in the Company by Teamasia that would result in Teamasia owning a majority of the fully diluted Common Stock.

DECEMBER STOCK PURCHASE AGREEMENT

        Under the terms of the December Stock Purchase Agreement, the Company has agreed to issue and sell to Teamasia, and Teamasia has agreed to purchase from the Company, an aggregate of 4,793,235 shares of Common Stock of the Company for the aggregate purchase price of $3,930,000, or $0.82 per share ("Purchase Price"). Giving effect to this sale and purchase, Teamasia will own an aggregate of 5,464,408 shares of Common Stock, representing 61.9% of the outstanding Common Stock and 51% of the fully diluted Common Stock of the Company after taking into account the Company's stock option plans and employee stock purchase plan and any outstanding warrants. The purchase will occur at a closing not later than 14 business days after approval by the stockholders of the Company (the "Closing").

        The December Stock Purchase Agreement also provides that, in the event that Bernard Vonderschmidt ceases to serve as a member of the Board of Directors, Zvi Grinfas may, in his sole discretion and provided he is then still serving as a member of the Board of Directors, designate a person to replace Mr. Vonderschmidt. The December Stock Purchase Agreement also provides that a new chief executive officer hired by the Company will also be designated to serve as a member of the Board of Directors. Teamasia understands that, in January 2000, Mr. Brad Whitney was hired as the Company's Chief Executive Officer and appointed to the Company's Board of Directors. The December Stock Purchase Agreement also provides that, promptly after the Closing, the Company's Board of Directors take the necessary steps to add one additional person designated by Teamasia as a member of the Company's Board of Directors.

        The December Stock Purchase Agreement further provides that if Teamasia (considered together with its affiliates) seeks to purchase or otherwise acquire (directly or indirectly) additional Common Stock of the Company, and after such purchase or other acquisition Teamasia (considered together with its affiliates) would own more than 51% of the fully diluted Common Stock of the Company, such acquisition is required to be approved by (i) the Board of Directors unanimously or (ii) holders of at least 51% of the Common Stock of the Company but will be so approved only if holders of no more than 20% of the Common Stock affirmatively vote against such acquisition. The foregoing provision will terminate at such time as Teamasia (considered together with its affiliates) owns 75% or more of the outstanding Common Stock. The Company has agreed to use its reasonable best efforts to incorporate the foregoing provision into the Company's Certificate of Incorporation. The incorporation of the foregoing provision into the Company's certificate of incorporation is a condition to Teamasia's obligations under the December Stock Purchase Agreement and may be waived by Teamasia.

        The December Stock Purchase Agreement further provides that the Company's Board of Directors will adopt a new option plan covering 1,000,000 shares of Common Stock (or allocation of an additional 1,000,000 Common Stock to an existing option plan). Teamasia understands that, on January 7, 2000, the Board of Directors approved the allocation of an additional 1,000,000 Common Shares to the IMP, Inc., Stock Option Plan. Such approval is subject to approval by the Company's stockholders.


                                  (Page 6 Of 9)

        As a condition to the Closing of the December Stock Purchase Agreement, the Company is required to obtain the consents of certain creditors.

        During the period between December 15, 1999 and the date upon which the Company has received the approval from its stockholders of the transaction with Teamasia and all other required governmental approvals and has made certain amendments to its Certificate of Incorporation (the "Approval Date"), if the Company so requests, Teamasia is required to use reasonable efforts to provide the Company with additional financing up to the amount of the Purchase Price upon commercially reasonable terms, which amount shall be re-paid at the Closing. During the period between the Approval Date and the date of the Closing, if the Company so requests, Teamasia is required to provide the Company with such additional financing, upon the same terms.

        Under the terms of the December Stock Purchase Agreement, Teamasia will have certain rights to require that the Company register under the Securities Act all shares of Common Stock acquired by Teamasia under the December Stock Purchase Agreement and the October Stock Purchase Agreement. Upon the Closing, the percentage applicable to Teamasia's rights of first refusal described above with respect to any sale by the Company of shares of Common Stock or other equity securities or any securities which are convertible into or exercisable for Common Stock or other equity securities would increase by reason of Teamasia's acquisition of additional shares of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.            Stock Purchase Agreement, dated October 8, 1999, by and between IMP,
                      Inc. and Teamasia Semiconductors (India) Ltd.

Exhibit 2.            Phase 2 Stock Purchase Agreement, dated December 15, 1999, by and between IMP, Inc. and Teamasia Semiconductors PTE Ltd.



                                  (Page 7 Of 9)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Dated:  February 2, 2000       TEAMASIA SEMICONDUCTORS PTE LTD.

                                       By:  /s/ Subba Rao Pinamaneni
                                          ------------------------------------
                                       Name: Subba Rao Pinamaneni
                                       Title: Managing Director



                                  (Page 8 Of 9)

                                  EXHIBIT INDEX


Exhibit 1.            Stock Purchase Agreement, dated October 8, 1999, by and between IMP,
                      Inc. and Teamasia Semiconductors (India) Ltd.

Exhibit 2.            Phase 2 Stock Purchase Agreement, dated December 15, 1999, by and between IMP, Inc. and Teamasia Semiconductors PTE Ltd.


                                  (Page 9 Of 9)

                                                                       EXHIBIT 1
                                    IMP, Inc.

                            STOCK PURCHASE AGREEMENT

                           Dated as of October 8, 1999

                               TABLE OF CONTENTS

                                                                                                 Page
Article 1      PURCHASE AND SALE OF STOCK..................................................        1
        SECTION 1.1.         Delivery......................................................        1
Article 2      REPRESENTATIONS AND WARRANTIES OF COMPANY...................................        1
        SECTION 2.1.         Organization, Standing and Qualification......................        1
        SECTION 2.2.         Capitalization................................................        1
        SECTION 2.3.         Validity of Stock.............................................        2
        SECTION 2.4.         Subsidiaries..................................................        2
        SECTION 2.5.         Financial Statements..........................................        2
        SECTION 2.6.         Authorization; Approvals......................................        2
        SECTION 2.7.         No Conflict with Other Instruments............................        3
        SECTION 2.8.         Absence of Undisclosed Liabilities; Changes...................        3
        SECTION 2.9.         Patents.  Trademarks and Other Intangible Assets..............        3
        SECTION 2.10.        Taxes.........................................................        3
        SECTION 2.11.        Litigation....................................................        4
        SECTION 2.13.        Private Offering..............................................        4
        SECTION 2.14.        Fees and Commissions..........................................        4
        SECTION 2.15.        Compliance with Environmental Laws............................        4
Article 3      REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER..................        5
        SECTION 3.1.         Authorization.................................................        5
        SECTION 3.2.         Investment Representations....................................        5
        SECTION 3.3.         Investment Experience; Access to Information..................        5
        SECTION 3.4.         Absence of Registration.......................................        5
        SECTION 3.5.         Restrictions on Transfer......................................        5
        SECTION 3.6.         Transfer Instructions.........................................        6
        SECTION 3.7.         Economic Risk.................................................        6
        SECTION 3.8.         Fees and Commissions..........................................        6
        SECTION 3.9.         Purchaser's Board of Directors Designee.......................        6
        SECTION 3.10.        Payment of Certain Expenses...................................        7
        SECTION 3.11.        Wafer Purchase Commitment.....................................        7
Article 4      CONDITIONS TO OBLIGATIONS OF THE PURCHASER..................................        7
        SECTION 4.1.         Conditions to Obligations  of the Purchaser...................        7

                               TABLE OF CONTENTS
                                  (CONTINUED)

Article 5      CONDITIONS TO OBLIGATIONS OF COMPANY........................................        8
        SECTION 5.1.         Conditions to Obligations  of the Company.....................        8
Article 6      AFFIRMATIVE COVENANTS.......................................................        8
        SECTION 6.1.         Use of Proceeds...............................................        8
        SECTION 6.2.         Piggy-Back Registrations......................................        8
        SECTION 6.3.         Officers of the Company.......................................        9
        SECTION 6.4.         Right of First Offer..........................................        9
Article 7      MISCELLANEOUS...............................................................        10
        SECTION 7.1.         Survival of Agreements........................................        10
        SECTION 7.2.         Notices.......................................................        11
        SECTION 7.3.         Modifications; Waiver.........................................        11
        SECTION 7.4.         Exculpation...................................................        12
        SECTION 7.5.         Entire Agreement..............................................        12
        SECTION 7.6.         Successors and Assigns........................................        12
        SECTION 7.7.         Enforcement...................................................        12
        SECTION 7.8.         Execution and Counterparts....................................        12
        SECTION 7.9.         Governing Law and Severability................................        12
        SECTION 7.10.        Headings......................................................        13
        SECTION 7.11.        Confidentiality...............................................        13
        SECTION 7.12.        No Solicitation...............................................        13
        SECTION 7.13.        Termination...................................................        14
        SECTION 7.14.        Indemnification...............................................        14
        SECTION 7.15.        Teamasia's Future Investments in the Company..................        15

ANNEX I - ADDITIONAL PURCHASER REPRESENTATIONS............................................         I-1
DISCLOSURE SCHEDULE ......................................................................         S-1
SCHEDULE 1.1 - CLOSING DATES..............................................................      S1.1-1
SCHEDULE 2.2(b) - WARRANTS................................................................   S2.2(b)-1
SCHEDULE 2.9 - PATENTS....................................................................      S2.9-1
SCHEDULE 2.10 - TAXES.....................................................................     S2.10-1
SCHEDULE 2.12 - DEFAULT OF OBLIGATIONS ...................................................     S2.12-1
SCHEDULE 3.11 - FOUNDRY SERVICES..........................................................     S3.11-1
EXHIBIT A - FORM OF LEGAL OPINION.........................................................         A-1

                            STOCK PURCHASE AGREEMENT


        Agreement, dated as of October 8, 1999 between IMP, Inc., a Delaware corporation (the "Company") and Teamasia Semiconductors (India) Ltd., a limited Indian corporation (the "Purchaser").

                                    ARTICLE 1
                           PURCHASE AND SALE OF STOCK

        SECTION 1.1. Delivery. Subject to the provisions of this Agreement, the Purchaser agrees to purchase at the Closings (as defined below), and the Company agrees to sell and issue to the Purchaser at the Closings, 671,173 shares (the "Shares") of Common Stock of the Company, for the aggregate purchase price of $2,050,000 ($3.05 per share). The purchase and sale of Shares (in the amounts specified on Schedule 1.1) shall take place at the offices of the Company at 10:00 a.m. West Coast time on the dates set forth on Schedule 1.1, or at such other time and place as the Company and Purchaser mutually agree upon in writing (which time and place are designated as the "Closings" and which date is designated as the "Closing Dates"). At each Closing, commencing with the October 15 Closing (at which Closing the Company shall deliver certificates representing the Shares purchased on both the October 8, 1999 and October 15, 1999 Closing
Date), the Company shall deliver to the Purchaser a certificate representing the Common Stock which the Purchaser is purchasing against delivery to the Company by the Purchaser by wire transfer, certified check for immediately available funds, or other manner approved by the Company, in the amount of the purchase price therefor payable to the Company's order.

                                    ARTICLE 2
                    REPRESENTATIONS AND WARRANTIES OF COMPANY

        The Company represents and warrants that, except as set forth in the Disclosure Schedules:

        SECTION 2.1. Organization, Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and corporate authority to own, lease and operate its property and assets and to conduct its business as presently conducted and as proposed to be conducted by it. The Company has full corporate power and corporate authority to enter into and perform its obligations under this Agreement, to carry out the transactions contemplated by this Agreement. The nature of the Company's business and its ownership or leasing of property do not require that the Company become qualified as a foreign corporation in any state or jurisdiction where it is not qualified, other than where the failure to so qualify will not have a material adverse effect on the Company. Complete and correct copies of the articles and by-laws of the Company, as amended to date, have been delivered to counsel for the Purchaser.

        SECTION 2.2. Capitalization.

        (a) The capital stock of the Company consists of 50,000,000 shares of authorized common stock, par value $0.01 per share ("Common Stock"), of which 3,372,731 shares are issued and outstanding as of the date of this Agreement and 617,279 shares are reserved for issuance pursuant to employee stock purchase and/or option ownership plans that have been adopted by the Company for officers, directors, employees and consultants.

        (b) Except as set forth on Schedule 2.2, there are (i) no outstanding warrants, options, convertible securities or rights to subscribe for or purchase any capital stock or other securities from the Company, (ii) to the Company's knowledge, no voting trusts or voting agreements among, or irrevocable proxies executed by, shareholders of the Company, and (iii) no obligations (contingent or otherwise) of the Company to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof.

        SECTION 2.3. Validity of Stock. The Common Stock to be sold pursuant to this Agreement, when issued, sold, and delivered in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable.

        SECTION 2.4. Subsidiaries. The Company does not own any capital stock, partnership interests or other equity interests of, or control, directly or indirectly, any other corporation, partnership, association or business entity.

        SECTION 2.5. Financial Statements. (a) The Company has furnished the Purchaser with its audited financial statements as of and for the year ended March 28, 1999, and an audited balance sheet as of March 28, 1999 (the "Balance Sheet") (together, the "1999 Financial Statements"). The 1999 Financial Statements and the Balance Sheet are true and correct in all material respects, are in accordance with the books and records of the Company, and have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied, and fairly present the financial position of the Company as of such date and the results of its operations for the periods then ended.

        (a) The unaudited balance sheet of the Company as of June 30, 1999 (the "Current Balance Sheet") and the related unaudited statements of profit and loss and cash flow, including the footnotes thereto (collectively, the "Current Financial Statements"), for the three months then ended, a copy of which has been made available to the Purchaser, fairly present, in conformity with generally accepted accounting principles, applied on a basis consistent with the financial statements referred to in subsection (a) of this Section, the financial position of the Company as of such date and its results of operations (subject to normal year-end adjustments). The 1999 Financial Statements and Current Financial Statements are hereinafter referred to as the "Financial Statements".

        SECTION 2.6. Authorization; Approvals. All action on the part of the Company and its shareholders necessary for the authorization, execution, delivery, and performance of all its obligations under this Agreement and for the authorization, issuance, and delivery of the Common Stock being sold under this Agreement, has been taken. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms. The Company has obtained or will obtain prior to the Closings all necessary consents, authorizations, approvals and orders, and has made all registrations, qualifications, designations, declarations or filings with all federal, state, or other relevant governmental authorities required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement.

        SECTION 2.7. No Conflict with Other Instruments. The execution, delivery and performance of this Agreement does not and will not result in any violation of, conflict with, or constitute a default under any terms or provision of (i) the Company's articles of incorporation or bylaws; (ii) any judgment, decree or order to which the Company is a party or by which its property is bound; (iii) any agreement, contract, understanding, indenture or other instrument to which the Company is a party, the effect of which would give rise to a material adverse effect on the Company; or (iv) any statute, rule or governmental regulation applicable to the Company or any of its property.

        SECTION 2.8. Absence of Undisclosed Liabilities; Changes. To its knowledge, the Company has no liability or obligation, which would have a material adverse effect on the Company, absolute or contingent, including, without limiting the generality of the foregoing, any tax liabilities due or to become due, not reflected in the Current Balance Sheet, except (i) obligations and liabilities incurred after the date of the Current Balance Sheet in the ordinary course of business that are not individually or in the aggregate material, (ii) obligations under contracts made in the ordinary course of business that would not be required to be reflected in financial statements prepared in accordance with GAAP and (iii) obligations under this Agreement. Without limiting the generality of the foregoing, the Company does not know of, and has no reasonable ground to believe that there is any basis for the assertion against the Company of, any material liabilities of the Company.

        SECTION 2.9. Patents. Trademarks and Other Intangible Assets.

        (a) The Company has taken otherwise reasonable security measures to protect the secrecy, confidentiality and value of all material intellectual property of the Company.

        (b) To the knowledge of the Company, the Company has title and ownership (or licenses to use in various cases) of all patents, trademarks, service marks, trade names, copyrights, trade secrets, and other intellectual property rights necessary for its business as now conducted or as currently proposed to be conducted without any known conflict with or infringement of the rights of others. Except as disclosed in Schedule 2.9 hereto, the Company has not received any communications alleging that the Company has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or other intellectual property rights of any other person or entity where any such allegation, if true, would be reasonably likely to have a material adverse effect on the Company.

        SECTION 2.10. Taxes. The Company has accurately prepared and timely filed all federal, state and local reports, returns, estimates, declarations, information returns and statements with respect to taxes (together, "Tax Returns") that are required to be filed by it and has paid or made provision for the payment of all taxes due with respect to the periods covered by such Tax Returns, in all material respects. Except as disclosed in Schedule 2.10, no deficiency assessment or proposed adjustment of federal income taxes or state or municipal taxes of the Company is pending and the Company has no knowledge of any proposed liability for any tax to be imposed where any such assessment or proposed adjustment, if adversely decided, would be reasonably likely to have a material adverse effect on the Company. For the purpose of this Section 2.10, "tax" or "taxes" shall mean all federal, state, local or foreign taxes, including but not limited to income, gross receipts, windfall profits, alternative minimum, value added, severance, property, production, sales, use, license, excise, franchise, employment, withholding or similar taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

        SECTION 2.11. Litigation. Except as otherwise set forth herein, no action, proceeding or governmental inquiry or investigation is pending or to the knowledge of the Company threatened against (i) the Company or any of its officers, directors or employees (in their capacity as such), (ii) any of the Company's properties or (iii) to the knowledge of the Company, any material consultant to the Company, in any case before any court, arbitration board or tribunal or administrative or other governmental agency, nor is the Company aware that there is any basis for the foregoing, where any such action, proceeding, inquiry or investigation, if adversely decided, would be reasonably likely to have a material adverse effect on the Company.

        SECTION 2.12. Relationship with Creditors. The Company is presently in default of its monetary obligations to the parties listed in Schedule 2.12, as described therein.

        SECTION 2.13. Private Offering. The Company agrees that neither the Company nor anyone acting on its behalf has offered or will offer securities of the Company or any part thereof or any similar securities for issuance or sale to, or solicit any offer to acquire any of the same from, anyone so as to make the issuance and sale of the Common Stock not exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Securities Act"). None of the shares of the Company's capital stock issued and outstanding has been offered or sold in such a manner as to make the issuance and sale of such shares not exempt from such registration requirements, and all such shares of capital stock have been offered and sold in compliance with all applicable federal and state securities laws.

        SECTION 2.14. Fees and Commissions. The Company has not retained, or otherwise authorized to act, any finder, broker, agent, financial advisor or other intermediary (collectively, "Intermediary") in connection with the transactions contemplated by this Agreement and the Company shall indemnify and hold harmless the Purchaser from liability for any compensation, to any Intermediary retained or otherwise authorized to act by, or on behalf of, the Company and the fees and expenses of defending against such liability or alleged liability.

        SECTION 2.15. Compliance with Environmental Laws. To the knowledge of the Company, it is not in violation of any agreement, instrument, judgment, decree, or order, or federal, state, local or foreign statute, ordinance, rule or regulation applicable to or binding upon it (including but not limited to any environmental laws, rules and regulations), the violation of which would be reasonably likely to have a material adverse effect on the Company. To the knowledge of the Company, there is no contamination of any real property leased or operated by the Company that could subject the Company to liability in excess of $50,000 under any environmental laws or regulations.

                                    ARTICLE 3
           REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER

        The Purchaser represents and warrants that:

        SECTION 3.1. Authorization. The Purchaser has full power and authority to enter into and to perform this Agreement in accordance with its terms. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and legally binding obligation of the Purchaser.

        SECTION 3.2. Investment Representations. The Purchaser is acquiring the Common Stock for the Purchaser's own account, for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities or any part thereof in violation of federal or state securities laws.

        SECTION 3.3. Investment Experience; Access to Information. (a) The Purchaser or a person acting in its capacity as "purchaser representative" (as defined in Regulation D of the Securities Act) for the Purchaser, is an "accredited investor" as that term is defined in Rule 501(a) promulgated under the Securities Act, is a sophisticated investor; is able to fend for itself in the transactions contemplated by this Agreement, has such knowledge and experience in financial, business and investment matters as to be capable of evaluating the merits and risks of this investment, has the ability to bear the economic risks of this investment, has been furnished with or has had access to such information as is specified in subparagraph (b)(2) of Rule 502 promulgated under the Securities Act, was not organized or reorganized for the specific purpose of acquiring the Common Stock purchased by it and has been afforded the opportunity to ask questions of, and to receive answers from, the Company and to obtain any additional information, to the extent the Company has or could have acquired such information without unreasonable effort or expense, all as necessary for the Purchaser or "purchaser representative" to make an informed investment decision with respect to the purchase of the Common Stock. The foregoing, however, does not limit or modify the representations and warranties of the Company in ARTICLE 2 of this Agreement or the right of the Purchaser to rely thereon.

        (b) In addition to the foregoing, the Purchaser acknowledges, represents and warrants, as applicable, as set forth in Annex I hereto.

        SECTION 3.4. Absence of Registration. The Purchaser understands that the Common Stock to be sold and issued hereunder may not be sold by the Purchaser unless it is subsequently registered under the Securities Act, or an exemption from such registration is available.

        SECTION 3.5. Restrictions on Transfer. The Purchaser agrees that (a) it will not offer, sell, pledge, hypothecate, or otherwise dispose of the Common Stock other than to its "affiliates" unless such offer, sale, pledge, hypothecation or other disposition is (i) registered under the Securities Act, or (ii) in compliance with an opinion of counsel to the Purchaser, delivered to the Company and reasonably acceptable to it, to the effect that such offer, sale, pledge, hypothecation or other disposition thereof does not violate the Securities Act, and (b) the certificate(s) representing the Common Stock shall bear a legend stating in substance:

        THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED OTHER THAN TO AFFILIATES (AS DEFINED) OF THE REGISTERED HOLDER HEREOF UNLESS AND UNTIL REGISTERED UNDER SAID ACT OR, IN THE OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION DOES NOT VIOLATE THE PROVISIONS THEREOF.

        For purposes of this Section 3.5, "affiliate" of any Purchaser means (i) any entity more than 10% of the voting stock or other voting interest of which is owned, directly or indirectly through one or more intermediaries, by the Purchaser, (ii) any entity which owns, directly or indirectly through one or more intermediaries, more than 10% of the voting stock of the Purchaser, (iii) any entity of which 10% or more of the voting stock is owned by an affiliate of the Purchaser, and (iv) with respect to a Purchaser that is a trust, a grantor or beneficiary of such trust or other entity under the control of such grantor or beneficiary. Upon request of a holder of Common Stock the Company shall remove the legend set forth above from the certificates evidencing such Common Stock or issue to such holder new certificates therefor free of such legend, if with such request the Company shall have received an opinion of counsel selected by the holder and reasonably satisfactory to the Company, in form and substance reasonably satisfactory to the Company, to the effect that such Preferred or Common Stock is not required by the Securities Act to continue to bear the legend.

        SECTION 3.6. Transfer Instructions. The Purchaser agrees that the Company may provide for appropriate transfer instructions to implement the provisions of Section 3.5 hereof.

        SECTION 3.7. Economic Risk. The Purchaser understands that it must bear the economic risk of the investment represented by the purchase of Common Stock for an indefinite period.

        SECTION 3.8. Fees and Commissions. The Purchaser represents and warrants that it has retained, or otherwise authorized to act, no Intermediary in connection with the transactions contemplated by this Agreement and agrees to indemnify and hold harmless the Company from liability for any compensation to any Intermediary retained or otherwise authorized to act by, or on behalf of, the Purchaser and the fees and expenses of defending against such liability or alleged liability.

        SECTION 3.9. Purchaser's Board of Directors Designee. Promptly after the initial Closing Date on October 8, 1999, the Company's Board of Directors shall take the necessary steps to add a person designated by the Purchaser as a member of the Company's Board of Directors. In connection therewith, the Purchaser's designee shall resign from the Board of Directors immediately upon any failure by the Purchaser to complete the acquisition of any Shares in accordance with the provisions hereof including, but not limited to, Schedule 1.1.

        SECTION 3.10. Payment of Certain Expenses. The Purchaser agrees to pay all of the fees and expenses of Gerbsman Partners incurred in connection with the restructuring of the Company's debt up to $250,000.

        SECTION 3.11. Wafer Purchase Commitment. The Purchaser hereby agrees to purchase wafers from the Company for the Company's third fiscal quarter 2000, and in an amount not less than 25% of the Company's installed capacity for the fourth fiscal quarter 2000 and the first and second fiscal quarters 2001. Such wafer purchase commitment shall be for the price and upon the other terms and conditions, set forth on Schedule 3.11 and in accordance with a wafer purchase agreement to be negotiated in form and substance satisfactory to both parties.

                                    ARTICLE 4
                   CONDITIONS TO OBLIGATIONS OF THE PURCHASER

        SECTION 4.1. Conditions to Obligations of the Purchaser. The obligation of the Purchaser on each of the Closing Dates to purchase the Common Stock under this Agreement and in accordance with Schedule 1.1 shall be subject to each of the following conditions precedent, any one or more of which may be waived by the Purchaser:

        (a) Representations and Warranties. The representations and warranties made by the Company herein shall be true and accurate in all material respects on and as of each of the Closing Dates as if made on each of the Closing Dates (unless otherwise provided below).

        (b) Performance. The Company shall have performed and complied with all agreements and conditions contained herein or in other ancillary documents incident to the transactions contemplated by this Agreement required to be performed or complied with by it prior to or at each of the Closings in all material respects.

        (c) Consents, etc. The Company shall have secured all permits, consents and authorizations that shall be necessary or required lawfully to consummate this Agreement, to issue the Common Stock to be purchased by the Purchaser.

        (d) Compliance Certificates. The Company shall have delivered to the Purchaser or its representative at each of the Closings an Officer's Certificate to the effect that, to such Officer's knowledge, all conditions specified in Sections 4.1(a) through (c), inclusive, have been fulfilled.

        (e) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the Purchaser and its counsel, and the Purchaser and its counsel shall have received all such counterpart originals or certified or other copies of such documents as the Purchaser or its counsel may reasonably request.

        (f) Opinion of Company's Counsel. On the initial Closing Date, October 8, 1999, the Purchaser shall have received from Orrick, Herrington & Sutcliffe LLP, counsel for the

Company, an opinion, dated the initial Closing Date and reasonably satisfactory in form and substance to the Purchaser and its counsel, and in the form attached hereto as Exhibit A.

                                    ARTICLE 5
                      CONDITIONS TO OBLIGATIONS OF COMPANY

        SECTION 5.1. Conditions to Obligations of the Company. The obligation of the Company at each of the Closings to issue and sell the Common Stock to be purchased under this Agreement shall be subject to the following conditions precedent, which may be waived by the Company:

        (a) Representations and Warranties. The representations and warranties made by the Purchaser herein shall be true and accurate in all material respects on and as of each of the Closing Dates as if made on each of the Closing Dates (unless otherwise provided below).

        (b) Performance. The Purchaser shall have performed and complied with all agreements and conditions contained herein or in other ancillary documents incident to the transactions contemplated by this Agreement required to be performed or complied with by it prior to or at each of the Closings in all material respects.

        (c) Compliance Certificates. The Purchaser shall have delivered to the Company or its representative at each of the Closings an Officer's Certificate to the effect that, to such Officer's knowledge, all conditions specified in Sections 5.1(a) and (b) have been fulfilled.

                                    ARTICLE 6
                              AFFIRMATIVE COVENANTS

        SECTION 6.1. Use of Proceeds. The Company shall use the proceeds from the sale of the Common Stock only as follows: (a) to make compensation payments to its employees; (b) to pay lease obligations for leases in effect on the date hereof; or (c) to pay other operating expenses approved by Purchaser.

        SECTION 6.2. Piggy-Back Registrations. If at any time the Company shall determine to register for its own account or the account of others under the Securities Act any of its equity securities, other than on Form S-8 or Form S-4 or their then equivalents (a "Piggy-Back Registration"), it shall send to the Purchaser, written notice of such determination and, if within fifteen (15) days after receipt of such notice, the Purchaser shall so request in writing, the Company shall use its diligent efforts to include in such registration statement all or any part of the Registrable Shares (as defined below) the Purchaser requests to be registered, except that if, in connection with any offering involving an underwriting of Common Stock to be issued by the Company, the managing underwriter shall impose a limitation on the number of shares of Common Stock which may be included in the registration statement because, in its judgment, such limitation is necessary to effect an orderly public distribution, then the Company shall be obligated to include in such registration statement only such limited portion (or none, if so required by the managing underwriter) of the Registrable Shares with respect to which such Holder has requested inclusion hereunder. For the purposes of this Section, "Registrable Shares" shall mean and include (i) shares of Common Stock held by the Purchaser; and
(ii) any shares of

Common Stock issued to (or issuable upon exercise of warrants issued to) any bank or other lender, or equipment lessor in connection with the Company obtaining a loan or equipment financing, if the Company expressly accords to such shares the registration rights contained in this Agreement; provided, however, that shares of Common Stock which are Registrable Shares shall cease to be Registrable Shares upon the consummation of any sale of such shares pursuant to a registration statement or Rule 144 under the Securities Act.

        SECTION 6.3. Officers of the Company. The Company shall use reasonable efforts to hire executives for the officer positions in the Company that are currently vacant and which positions are critical to the future success of the Company and shall inform Purchaser of potential candidates identified by the Company and shall give reasonable consideration to Purchaser's recommendation and evaluation of potential candidates.

        SECTION 6.4. Right of First Offer.

        (a) Subject to this Section 6.4 and other than as disclosed in Section 2.1(b), if the Company shall decide to issue or sell, any (i) shares of Common Stock, (ii) any other equity security of the Company, including without limitation, shares of Preferred Stock, (iii) any debt security of the Company which by its terms is convertible into or exchangeable for any equity security of the Company, (iv) any security of the Company that is a combination of debt and equity, or (v) any option, warrant or other right to subscribe for, purchase or otherwise acquire any such equity security or any such debt security of the Company, the Company shall, in each case, first offer to sell such securities (the "Offered Securities") to the Purchaser (the "Preemptive Shareholder"), if it holds at least 15% of the then outstanding capital stock of the Company as follows: the Company shall offer to sell to the Preemptive Shareholder that portion of the Offered Securities as the number of Common Shares which the Preemptive Shareholder then holds or has the right to acquire bears to the sum of the total number of issued and outstanding Common Shares and upon exercise of warrants, options and rights outstanding, at a price and on such other terms as shall have been specified by the Company in writing delivered to the Preemptive Shareholder (the "Offer"), which Offer by its terms shall remain open for a period of 14 days from the giving of the Offer.

        (b) Notice of the Preemptive Shareholder's intention to accept, in whole or in part, any Offer made pursuant to clause (a) shall be evidenced by a writing signed by the Preemptive Shareholder and delivered to the Company prior to the end of the 14-day period of such Offer, setting forth the number of shares or securities the Preemptive Shareholder elects to purchase (the "Notice of Acceptance"). Failure of the Preemptive Shareholder to deliver a Notice of Acceptance within said 14 days will be deemed to be a rejection of the Offer.

        (c) The Company shall have one hundred twenty (120) days from the end of said 14-day period to sell any such Offered Securities as to which a Notice of Acceptance has not been given (the "Refused Securities") to any Person or Persons, substantially on the same terms and conditions as set forth in the Offer.

        (d) The rights of the Preemptive Shareholder under this Section 6.4 shall terminate for all future issuances of Offered Securities if the Preemptive Shareholder does not purchase all of the Offered Securities which it was entitled to purchase in this Section 6.4.

        (e) The rights of the Preemptive Shareholder under this Section 6.4 shall not apply to:

                  (i) Common Stock issued as a stock dividend to holders of Common Stock or upon any subdivision or combination of shares of Common Stock;

                  (ii) Preferred Stock issued as a dividend to holders of Preferred Stock or upon any subdivision or combination of shares of Preferred Stock;

                  (iii) Common Stock issued upon exercise of options, warrants and rights outstanding as of the date of this Agreement;

                  (iv) Common Stock and options of the Company issued after the date hereof to directors, officers, employees or consultants of the Company and any Subsidiary pursuant to any qualified or non-qualified stock option plan, employee stock ownership plan, employee benefit plan, stock plan, or such other options, arrangements, agreements or plans intended principally as a means of providing compensation or incentive compensation for employment or services, approved by the Board of Directors of the Company;

                  (v) Options, warrants or shares issued to banks or other lenders or equipment lessors in connection with the Company obtaining loans or equipment financing or to customers, prospective customers, vendors or strategic partners; or

                  (vi) Securities issued in a merger or consolidation or as consideration for the acquisition by the Company of any other corporation or other business entity or of the assets and business thereof.

        (f) For convenience in administration, the Company may offer and sell Securities covered by the right in clause (a) without first offering such Securities to the Preemptive Shareholder, so long as the Preemptive Shareholder is given the opportunity to purchase its pro rata amount within 45 days after the close of the sale of Securities.

        (g) The rights of the Preemptive Shareholder set forth herein are nonassignable except (i) to any or all of the beneficial owners of the Preemptive Shareholder; (ii) an affiliate of the Preemptive Shareholder; and
(iii) to a purchaser who is not a competitor of the Company and who purchases all of the Preemptive Shareholder's Securities of the Company. Any assignee permitted under the preceding sentence shall assume the assignor's obligations under this Agreement and become a party to this Agreement in a manner reasonably satisfactory to the Company.

                                    ARTICLE 7
                                  MISCELLANEOUS

        SECTION 7.1. Survival of Agreements. All agreements, representations and warranties contained herein or made in writing by or on behalf of the Company in connection with the transactions contemplated hereby shall survive the execution and delivery of this Agreement and any disposition of Common Stock issued upon conversion thereof.

        SECTION 7.2. Notices. All notices, requests, consents and other communications herein (except as stated in the last sentence of this Section 7.2) shall be in writing and shall be mailed by first-class certified mail, postage prepaid and return receipt requested, personally delivered, faxed, or sent by recognized overnight courier service, as follows:

       (a)     If to the Company:

               IMP, Inc.
               2830 North First Street
               San Jose, California U.S.A.  95143-2071
               Attention:  Chief Executive Officer
               Fax:  (408) 434-0335

               With a copy to

               Richard Grey, Esq.
               Orrick, Herrington & Sutcliffe LLP
               Old Federal Reserve Bank Building
               400 Sansome Street
               San Francisco, California  94111-3143
               Fax:  (415) 773-5759

       (b)     If to the Purchaser:

               Teamasia Semiconductors (India) Ltd.
               IDA, Patancheru
               Medak District
               Pin, 502 319, A.P. INDIA
               Attention:  Managing Director
               Fax:  (011) 91-8455-42070

               With a copy to:

               Robert T. Borawski, Inc.
               4125 Blackford Ave., Suite 140
               San Jose, California  95117
               Fax:  (408) 241-8895

or such other addresses as each of the parties hereto may provide from time to time in writing to the other parties.

        SECTION 7.3. Modifications; Waiver. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally or in writing, except that any provision of this Agreement may be amended and the observance of any such provision may be waived (either generally or in a particular instance and either retroactively or prospectively) with (but only with) the written consent of the party to be charged.

        SECTION 7.4. Exculpation. The Purchaser acknowledges that it is not relying upon any statements or instruments made or issued by any person, firm or corporation, other than those contained in this Agreement in making its decision to invest in the Company.

        SECTION 7.5. Entire Agreement. This Agreement, together with the schedules and exhibits attached hereto and made a part hereof, contains the entire agreement between the parties with respect to the transactions contemplated hereby, and supersedes all negotiations, agreements, representations, warranties and commitments, whether in writing or oral, prior to or contemporaneous with the date hereof.

        SECTION 7.6. Successors and Assigns. Except as otherwise expressly provided in this Agreement, all of the terms of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.

        SECTION 7.7. Enforcement.

        (a) Remedies at Law or in Equity. If the Company shall default in any of its obligations under this Agreement or if any representation or warranty made by or on behalf of the Company in this Agreement or in any certificate, report or other instrument delivered under or pursuant to any term hereof shall be untrue or misleading in any material respect as of the date of this Agreement or as of the Closings or as of the date it was made, furnished or delivered, the Purchaser may proceed to protect and enforce its rights, including by way of suit in equity or action at law. In the event the Purchaser brings such an action against the Company, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

        (b) Remedies Cumulative; Waiver. No remedy referred to herein is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to above or otherwise available to a party at law or in equity. No express or implied waiver by Purchaser of any default shall be a waiver of any future or subsequent default. The failure or delay of any party in exercising any rights granted it hereunder shall not constitute a waiver of any such right and any single or partial exercise of any particular right by a party shall not exhaust the same or constitute a waiver of any other right provided herein.

        SECTION 7.8. Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all such counterparts together shall constitute one instrument. Each party shall receive a duplicate original of the counterpart copy or copies executed by it and by the Company.

        SECTION 7.9. Governing Law and Severability. (a) This agreement shall be governed by the internal laws of the state of California, without regard to principles of conflicts of law. Each of the parties hereto hereby submits to the exclusive jurisdiction of the United States District Court in San Francisco, California, for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the parties hereto waives any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

        (b) In the event any provision of this agreement or the application of any such provision to any party shall be held by a court of competent jurisdiction to be contrary to law, the remaining provisions of this agreement shall remain in full force and effect.

        SECTION 7.10. Headings. The descriptive headings of the Articles and Sections hereof and the Schedules and Exhibits hereto are inserted for convenience only and do not constitute a part of this Agreement.

        SECTION 7.11. Confidentiality. The Purchaser agrees that it will keep confidential and will not disclose, or divulge any confidential, proprietary, secret or non-public information which the Purchaser may obtain from the Company and not use such information other than for the benefit of the Company or in furtherance of the Purchaser's rights as a shareholder of the Company; provided, that, no such information shall be deemed to be non-public if it (i) is or becomes generally available to the public other than as a result of a disclosure by the Purchaser or its respective agents, representatives or employees; (ii) is or becomes available to the Purchaser on a non-confidential basis from a source (other than the Company or one of its officers, directors, agents, representatives or employees) that is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; or (iii) was known to the Purchaser on a non-confidential basis prior to its disclosure to it by the Company and provided further that, any other term of this Agreement to the contrary notwithstanding, the Company shall not be obligated to disclose any information, the disclosure of which it believes in good faith would be detrimental to the Company or its shareholders.

        SECTION 7.12. No Solicitation.

        (a) Each of the Purchaser and the Company agrees that for a period of two years from the last Closing Date, it shall not induce or encourage, directly or indirectly, any current employee of the other party to leave such party's employ, whether to accept a position with it or an entity related to it or otherwise. The restrictions in the previous sentence shall not be deemed to be violated by either party in the case of a general solicitation to hire, including, without limitation, through the use of advertising or recruiting (provided that a recruiter is not specifically instructed to solicit the other party's employees). Each of the Purchaser and the Company hereby further agrees that for a period of two years from the last Closing Date, it shall not take any action which would interfere with the business of the other party, unless such action is taken pursuant to the mutual agreement of both parties. The provisions of this Section 7.12 shall survive the last Closing Date for a period of two years.

        (b) Without limiting the right of either party to pursue all other legal and equitable rights available to them for violation of this Section 7.12, it is agreed that other remedies cannot fully compensate either party for such a violation and that each party shall be entitled to injunctive relief to prevent the violation or the continuing violation thereof. It is the intent and understanding of each party hereto that if, in any action before any Governmental Authority legally empowered to enforce this Section 7.12, any term, restriction, covenant or promise in this Section 7.12 is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such Governmental Authority.

        (c) For the purposes of the Section, "Governmental Authority" shall mean any federal, state, local or other governmental or administrative body, instrumentality, department, agency or any court, tribunal, administrative hearing, arbitration panel, commission or other similar dispute resolving panel or body.

        SECTION 7.13. Termination. In the event that the Purchaser shall fail to make any payment in full that it is obligated to make hereunder within three (3) Business Days of the applicable Closing Date set forth on Schedule 1.1, this Agreement shall terminate and the Company shall have no further obligation to sell and issue Shares to the Purchaser in accordance with this Agreement. Notwithstanding the foregoing, all provisions hereunder which the parties have agreed to survive termination of this Agreement shall remain binding upon the parties hereto. For the purpose of this Section, "Business Day" shall mean any day other than Saturday, Sunday or a holiday in San Jose, California.

        SECTION 7.14. Indemnification.

        (a) The Company agrees to indemnify and hold harmless the Purchaser from and against any and all liabilities, obligations, losses, out-of-pocket costs or damages ("Loss") and reasonable attorneys' and accountants' fees and expenses, court costs and all other reasonable out-of-pocket expenses ("Expense") incurred by the Purchaser in connection with or arising from or attributable to any breach by the Company, of any of its representations, warranties, obligations, covenants or agreements contained in this Agreement; provided, however, that the Purchaser shall not be entitled to indemnification for Losses or Expenses pursuant to this Section unless and until the amount of Losses and Expenses exceeds $100,000. Thereafter, the Company shall be liable for indemnification for Losses and Expenses only to the extent the aggregate amount thereof exceeds $100,000. Notwithstanding the foregoing, the terms "Loss" and "Expense" shall not include incidental, consequential or punitive damages except in a third party claim, action or suit.

        (b) If the Purchaser believes that it has suffered or incurred any Loss or Expense pursuant to this Section, it shall so notify the Company promptly in writing describing such Loss or Expense, the amount thereof, if known, and the method of computation of such Loss or Expense. Promptly after receipt by the Purchaser of notice of the commencement of any action by any third party, such indemnified party shall, if a claim in respect thereof is to be made against the Company under this Section notify the Company in writing of the commencement thereof (but the failure so to notify the Company shall not relieve the Company from any liability which it may have under this Section except to the extent that it has been prejudiced in any material respect by such failure or from any liability which it might otherwise have). Unless the Company is contesting a third party claim, the Company shall promptly pay such claim or reimburse the Purchaser if the Purchaser has made payment.

        (c) The Company shall have the right to conduct and control, through counsel of its choosing, any third party claim, action or suit. The Company shall permit the Purchaser to participate in the defense of any such action or suit through counsel chosen by it, provided that the fees and expenses of such counsel shall be borne by the Purchaser. The Company may agree to any compromise or settlement with respect to a claim for money damages without the consent of the Purchaser; provided, that the Company shall not effect any compromise or settlement which will have a continuing effect on the business of the Purchaser without the prior consent of the Purchaser, which consent shall not be unreasonably withheld or delayed.

        SECTION 7.15. Purchaser's Future Investments in the Company.It is the parties' intent that the Purchaser acquire not less than 51% of the fully diluted Common Shares of the Company at a price equal to a total of $5,980,000 ($5,980,000 - $2,050,000 (paid hereunder upon completion of purchase of 16.6%) = $3,930,000 (paid upon completion of Purchaser's purchase of the remaining Common Shares resulting in the Purchaser holding at least 51% of the fully diluted Common Shares)) no later than February 28, 2000. To that end, the parties agree that promptly upon the parties' execution of this Agreement, they will proceed to negotiate, in good faith, the terms and conditions of a share purchase agreement for the remaining Common Shares of the Company, which agreement will result in the Purchaser owning and maintaining not less than 51% of the fully diluted Common Shares. Further, the Company agrees to use its reasonable efforts to obtain the necessary approvals from its shareholders and to obtain all applicable Governmental Approvals in order to complete the Purchaser's purchase of such Common Shares, as expeditiously as possible. The Purchaser agrees to provide all reasonable assistance to the Company to obtain such approvals. Upon the Purchaser acquiring not less than 51% of the fully diluted Common Shares, the provisions of Section 7.12 shall no longer be obligations of either party.



                [The rest of this page left intentionally blank.]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement by their duly authorized officers as of the date first above written.

                                       IMP, INC.

                                       By:
                                          --------------------------------------
                                            Name:
                                                 -------------------------------
                                            Title:
                                                  ------------------------------

                                       TEAMASIA SEMICONDUCTORS (INDIA) LTD.

                                       By:
                                          --------------------------------------
                                            Name:
                                                 -------------------------------
                                            Title:
                                                  ------------------------------


             STOCK PURCHACE STOCK PURCHASE AGREEMENT SIGNATURE PAGE

                                                                         ANNEX I

                      ADDITIONAL PURCHASER REPRESENTATIONS


        The Purchaser hereby acknowledges to the Company, as follows:

        (a) That the Purchaser is aware of the following:

                  (1) The Shares are speculative investments which involve a substantial degree of risk of loss by the Purchaser of the Purchaser's entire investment in the Company and that the Purchaser understands and takes full cognizance of the risk factors related to the purchase of the Shares;

                  (2) No federal or state agency has made any findings as to the fairness of the terms of the offering; and

                  (3) Any projections or predictions that may have been made available to the Purchaser are based on estimates, assumptions and forecasts which may prove to be incorrect; and no assurance is given that actual results will correspond with the results contemplated by the various projections;

        (b) That at no time has it been explicitly or implicitly represented, guaranteed or warranted to the Purchaser by the Company, the agents and employees of the Company, or any other person:

                  (1) That the Purchaser will or will not have to remain as owner of the Shares an exact or approximate length of time;

                  (2) That a percentage of profit and/or amount or type of consideration will be realized as a result of this investment;

                  (3) That any cash dividends from Company operations or otherwise will be made to shareholders by any specific date or will be made at all; or

                  (4) That any specific tax benefits will accrue as a result of an investment in the Company;

        (c) That the Purchaser has relied only on the information contained in this Agreement and that no written or oral representation or information that is in any way inconsistent with this Agreement and has been made or furnished to the Purchaser or to the Purchaser's "purchaser representative" in connection with the offering of the Shares, and if so made, has not been relied upon.

        (d) That the offer to sell Shares was communicated to the Purchaser by the Company in such a manner that the Purchaser was able to ask questions of and receive answer from the Company concerning the terms and conditions of this transaction and that at no time was the Purchaser presented with or solicited by any leaflet, public promotional meeting, newspaper or magazine article, radio or television advertisement or any other form of advertising or general solicitation.

        (e) That the Purchaser has had prior personal or business relationships with the Company or its affiliates, or by reason of the Purchaser's business or financial experience (either alone or with the aid of a purchaser representative), the Purchaser has the capacity to protect the Purchaser's own interest in connection with this transaction.

        (f) That the Purchaser has been advised to consult with the Purchaser's own attorney regarding legal matters concerning an investment in the Company and has done so to the extent the Purchaser considers necessary.

                                                                     EXHIBIT 2
                                                                  EXECUTION COPY

                                    IMP, Inc.

                        PHASE 2 STOCK PURCHASE AGREEMENT

                          Dated as of December 15, 1999

                               TABLE OF CONTENTS


                                                                                           PAGE
Article 1         PURCHASE AND SALE OF STOCK................................................1

        SECTION 1.1.         Delivery.......................................................1

Article 2         REPRESENTATIONS AND WARRANTIES OF COMPANY.................................1

        SECTION 2.1.         Organization, Standing and Qualification.......................1

        SECTION 2.2.         Capitalization.................................................1

        SECTION 2.3.         Validity of Stock..............................................2

        SECTION 2.4.         Subsidiaries...................................................2

        SECTION 2.5.         Financial Statements...........................................2

        SECTION 2.6.         Authorization; Approvals.......................................3

        SECTION 2.7.         No Conflict with Other Instruments.............................3

        SECTION 2.8.         Absence of Undisclosed Liabilities; Changes....................3

        SECTION 2.9.         Patents, Trademarks and Other Intangible Assets................3

        SECTION 2.10.        Taxes..........................................................4

        SECTION 2.11.        Litigation.....................................................4

        SECTION 2.13.        Private Offering...............................................4

        SECTION 2.14.        Fees and Commissions...........................................4

        SECTION 2.15.        Compliance with Environmental Laws.............................5

Article 3         REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER................5

        SECTION 3.1.         Authorization..................................................5

        SECTION 3.2.         Investment Representations.....................................5

        SECTION 3.3.         Investment Experience; Access to Information...................5

        SECTION 3.4.         Absence of Registration........................................6

        SECTION 3.5.         Restrictions on Transfer.......................................6

        SECTION 3.6.         Transfer Instructions..........................................6

        SECTION 3.7.         Economic Risk..................................................6

        SECTION 3.8.         Fees and Commissions...........................................7

        SECTION 3.9.         [Reserved].....................................................7

        SECTION 3.10.        Restructuring of Debt..........................................7

        SECTION 3.11.        Wafer Purchase Commitment......................................7

Article 4         CONDITIONS TO OBLIGATIONS OF THE PURCHASER................................7

                               TABLE OF CONTENTS
                                  (CONTINUED)


                                                                                           PAGE
        SECTION 4.1.         Conditions to Obligations  of the Purchaser....................7

Article 5         CONDITIONS TO OBLIGATIONS OF COMPANY......................................8

        SECTION 5.1.         Conditions to Obligations  of the Company......................8

Article 6         AFFIRMATIVE COVENANTS.....................................................9

        SECTION 6.1.         Preparation of Proxy Statement: Stockholders' Meeting..........9

        SECTION 6.2.         Piggy-Back Registrations.......................................9

        SECTION 6.3.         Registrations on Form S-1 or Form S-3.........................10

        SECTION 6.4.         Effectiveness.................................................11

        SECTION 6.5.         Right of First Offer..........................................11

        SECTION 6.6.         Additional Purchases By Purchaser.............................12

        SECTION 6.7.         Employee Retention Plan.......................................13

        SECTION 6.8.         Purchaser's Board of Directors Designee.......................13

Article 7         MISCELLANEOUS............................................................13

        SECTION 7.1.         Survival of Agreements........................................13

        SECTION 7.2.         Notices.......................................................13

        SECTION 7.3.         Modifications; Waiver.........................................14

        SECTION 7.4.         Exculpation...................................................14

        SECTION 7.5.         Entire Agreement..............................................14

        SECTION 7.6.         Successors and Assigns........................................14

        SECTION 7.7.         Enforcement...................................................15

        SECTION 7.8.         Execution and Counterparts....................................15

        SECTION 7.9.         Governing Law and Severability................................15

        SECTION 7.10.        Headings......................................................15

        SECTION 7.11.        Confidentiality...............................................16

        SECTION 7.12.        [Reserved.]...................................................16

        SECTION 7.13.        [Reserved.]...................................................16

        SECTION 7.14.        Indemnification...............................................16

        SECTION 7.15.        [Reserved]....................................................17

        SECTION 7.16.        Expenses......................................................17

ANNEX I - ADDITIONAL PURCHASER REPRESENTATIONS............................................I-1

DISCLOSURE SCHEDULE ......................................................................S-1

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                        PAGE
SCHEDULE 2.2(b) - WARRANTS .......................................................  S2.2(b)-1

SCHEDULE 2.9 - PATENTS ...........................................................     S2.9-1

SCHEDULE 2.10 - TAXES ............................................................    S2.10-1

SCHEDULE 2.12 - DEFAULT OF OBLIGATIONS ...........................................    S2.12-1

SCHEDULE 3.11 - FOUNDRY SERVICES .................................................    S3.11-1

EXHIBIT A - FORM OF LEGAL OPINION ................................................        A-1

                        PHASE 2 STOCK PURCHASE AGREEMENT


        Agreement, dated as of December 15, 1999 between IMP, Inc., a Delaware corporation (the "Company") and Teamasia Semiconductors PTE Ltd., a Singapore corporation (the "Purchaser").

                                    ARTICLE 1
                           PURCHASE AND SALE OF STOCK

        SECTION 1.1. Delivery. Subject to the provisions of this Agreement, the Purchaser agrees to purchase at the Closing (as defined below), and the Company agrees to sell and issue to the Purchaser at the Closing, 4,793,235 shares of common stock of the Company, (the "Purchased Shares") for the aggregate purchase price of $3,930,000 ($0.82 per share) (the "Purchase Price"). The purchase and sale of Purchased Shares shall take place at the offices of the Company at 10:00 a.m. West Coast time not later than 14 Business Days after the last condition of
Section 4.1 herein is satisfied, or at such other time and place as the Company and Purchaser mutually agree upon in writing (which time and place are designated as the "Closing" and which date is designated as the "Closing Date"). At the Closing, the Company shall deliver to the Purchaser a certificate representing the Purchased Shares that the Purchaser is purchasing against delivery to the Company by the Purchaser by wire transfer, certified check for immediately available funds, or other manner approved by the Company, in the amount of the purchase price therefor payable to the Company's order.

                                    ARTICLE 2
                    REPRESENTATIONS AND WARRANTIES OF COMPANY

        As of the date of this Agreement and as of the Closing Date, the Company represents and warrants that, except as set forth in the Disclosure Schedules:

        SECTION 2.1. Organization, Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and corporate authority to own, lease and operate its property and assets and to conduct its business as presently conducted and as proposed to be conducted by it. The Company has full corporate power and corporate authority to enter into and perform its obligations under this Agreement, to carry out the transactions contemplated by this Agreement. The nature of the Company's business and its ownership or leasing of property do not require that the Company become qualified as a foreign corporation in any state or jurisdiction where it is not qualified, other than where the failure to so qualify will not have a material adverse effect on the Company. Complete and correct copies of the articles and by-laws of the Company, as amended to date, have been delivered to counsel for the Purchaser.

        SECTION 2.2.      Capitalization.

        (a) The capital stock of the Company consists of 50,000,000 shares of authorized common stock, par value $0.01 per share ("Common Stock"), of which 4,040,544 shares are issued and outstanding as of the date of this Agreement and 619,533 shares are reserved for issuance pursuant to employee stock purchase and/or option ownership plans that have been adopted by the Company for officers, directors, employees and consultants.

        (b) Except as set forth on Schedule 2.2, there are (i) no outstanding warrants, options, convertible securities or rights to subscribe for or purchase any capital stock or other securities from the Company, (ii) to the Company's knowledge, no voting trusts or voting agreements among, or irrevocable proxies executed by, stockholders of the Company, and (iii) no obligations (contingent or otherwise) of the Company to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof.

        (c) The Company was notified on November 19, 1999 that the NASDAQ Stock Market is conducting a review of the Company to determine its eligibility for continued listing on the NASDAQ Small Cap Market. The Company is in the process of providing financial information to NASDAQ Stock Market evidencing the Company's current and on-going compliance and fully anticipates maintaining its listing with the NASDAQ Small Cap Market.

        SECTION 2.3. Validity of Stock. The Purchased Shares to be sold pursuant to this Agreement, when issued, sold, and delivered in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable.

        SECTION 2.4. Subsidiaries. The Company does not own any capital stock, partnership interests or other equity interests of, or control, directly or indirectly, any other corporation, partnership, association or business entity.

        SECTION 2.5. Financial Statements.

        (a) The Company has furnished the Purchaser with its audited financial statements as of and for the year ended March 28, 1999, and an audited balance sheet as of March 28, 1999 (the "Balance Sheet") (together, the "1999 Financial Statements"). As amended on July 26, 1999, the 1999 Financial Statements and the Balance Sheet are true and correct in all material respects, are in accordance with the books and records of the Company, and have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied, and fairly present the financial position of the Company as of such date and the results of its operations for the periods then ended.

        (b) The unaudited balance sheet of the Company as of September 26, 1999 (the "Current Balance Sheet") and the related unaudited statements of profit and loss and cash flow, including the footnotes thereto (collectively, the "Current Financial Statements"), for the three months then ended, a copy of which has been made available to the Purchaser, fairly present, in conformity with generally accepted accounting principles, applied on a basis consistent with the financial statements referred to in subsection (a) of this Section, the financial position of the Company as of such date and its results of operations (subject to normal year-end adjustments). The 1999 Financial Statements and Current Financial Statements are hereinafter referred to as the "Financial Statements".

        SECTION 2.6. Authorization; Approvals. All action on the part of the Company and its stockholders necessary for the authorization, execution, delivery, and performance of all its obligations under this Agreement and for the authorization, issuance, and delivery of the Purchased Shares being sold under this Agreement, has been taken or will be taken prior to the Closing Date. The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby in accordance with Section 203 of the Delaware General Corporation Law. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms. The Company has obtained or will obtain prior to the Closing Date all necessary consents, authorizations, approvals and orders, and has made all registrations, qualifications, designations, declarations or filings with all federal, state, or other relevant governmental authorities required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement.

        SECTION 2.7. No Conflict with Other Instruments. The execution, delivery and performance of this Agreement does not and will not result in any violation of, conflict with, or constitute a default under any terms or provision of (a) the Company's articles of incorporation or bylaws; (b) any judgment, decree or order to which the Company is a party or by which its property is bound; (c) any agreement, contract, understanding, indenture or other instrument to which the Company is a party, the effect of which would give rise to a material adverse effect on the Company; or (d) any statute, rule or governmental regulation applicable to the Company or any of its property.

        SECTION 2.8. Absence of Undisclosed Liabilities; Changes. To its knowledge, the Company has no liability or obligation, which would have a material adverse effect on the Company, absolute or contingent, including, without limiting the generality of the foregoing, any tax liabilities due or to become due, not reflected in the Current Balance Sheet, except: (a) obligations and liabilities incurred after the date of the Current Balance Sheet in the ordinary course of business that are not individually or in the aggregate material, (b) obligations under contracts made in the ordinary course of business that would not be required to be reflected in financial statements prepared in accordance with GAAP and (c) obligations under this Agreement. Without limiting the generality of the foregoing, the Company does not know of, and has no reasonable ground to believe that there is any basis for the assertion against the Company of, any material liabilities of the Company.

        SECTION 2.9. Patents, Trademarks and Other Intangible Assets.

        (a) The Company has taken otherwise reasonable security measures to protect the secrecy, confidentiality and value of all material intellectual property of the Company.

        (b) To the knowledge of the Company, the Company has title and ownership (or licenses to use in various cases) of all patents, trademarks, service marks, trade names, copyrights, trade secrets, and other intellectual property rights necessary for its business as now conducted or as currently proposed to be conducted without any known conflict with or infringement of the rights of others. Except as disclosed in Schedule 2.9 hereto, the Company has not received any communications alleging that the Company has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or other intellectual property rights of any other person or entity where any such allegation, if true, would be reasonably likely to have a material adverse effect on the Company.

        SECTION 2.10. Taxes. The Company has accurately prepared and timely filed all federal, state and local reports, returns, estimates, declarations, information returns and statements with respect to taxes (together, "Tax Returns") that are required to be filed by it and has paid or made provision for the payment of all taxes due with respect to the periods covered by such Tax Returns, in all material respects. Except as disclosed in Schedule 2.10, no deficiency assessment or proposed adjustment of federal income taxes or state or municipal taxes of the Company is pending and the Company has no knowledge of any proposed liability for any tax to be imposed where any such assessment or proposed adjustment, if adversely decided, would be reasonably likely to have a material adverse effect on the Company. For the purpose of this Section 2.10, "tax" or "taxes" shall mean all federal, state, local or foreign taxes, including but not limited to income, gross receipts, windfall profits, alternative minimum, value added, severance, property, production, sales, use, license, excise, franchise, employment, withholding or similar taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

        SECTION 2.11. Litigation. Except as otherwise set forth herein, no action, proceeding or governmental inquiry or investigation is pending or to the knowledge of the Company threatened against (a) the Company or any of its officers, directors or employees (in their capacity as such), (b) any of the Company's properties or (c) to the knowledge of the Company, any material consultant to the Company, in any case before any court, arbitration board or tribunal or administrative or other governmental agency, nor is the Company aware that there is any basis for the foregoing, where any such action, proceeding, inquiry or investigation, if adversely decided, would be reasonably likely to have a material adverse effect on the Company.

        SECTION 2.12. Relationship with Creditors. The Company is presently in default of its obligations to, or has negotiated revised payment schedules with, the parties listed in Schedule 2.12, as described therein.

        SECTION 2.13. Private Offering. The Company agrees that neither the Company nor anyone acting on its behalf has offered or will offer securities of the Company or any part thereof or any similar securities for issuance or sale to, or solicit any offer to acquire any of the same from, anyone so as to make the issuance and sale of the Purchased Shares not exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Securities Act"). None of the shares of the Company's capital stock issued and outstanding has been offered or sold in such a manner as to make the issuance and sale of such shares not exempt from such registration requirements, and all such shares of capital stock have been offered and sold in compliance with all applicable federal and state securities laws.

        SECTION 2.14. Fees and Commissions. The Company has not retained, or otherwise authorized to act, any finder, broker, agent, financial advisor or other intermediary (collectively, "Intermediary") in connection with the transactions contemplated by this Agreement and the Company shall indemnify and hold harmless the Purchaser from liability for any compensation, to any Intermediary retained or otherwise authorized to act by, or on behalf of, the Company and the fees and expenses of defending against such liability or alleged liability.

        SECTION 2.15. Compliance with Environmental Laws. To the knowledge of the Company, it is not in violation of any agreement, instrument, judgment, decree, or order, or federal, state, local or foreign statute, ordinance, rule or regulation applicable to or binding upon it (including but not limited to any environmental laws, rules and regulations), the violation of which would be reasonably likely to have a material adverse effect on the Company. To the knowledge of the Company, there is no contamination of any real property leased or operated by the Company that could subject the Company to liability in excess of $50,000 under any environmental laws or regulations.

                                    ARTICLE 3
           REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER

        The Purchaser covenants, and as of the date of this Agreement and as of the Closing Date, the Purchaser represents and warrants that:

        SECTION 3.1. Authorization. The Purchaser has full power and authority to enter into and to perform this Agreement in accordance with its terms. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and legally binding obligation of the Purchaser.

        SECTION 3.2. Investment Representations. The Purchaser is acquiring the Purchased Shares for the Purchaser's own account, for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities or any part thereof in violation of federal or state securities laws.

        SECTION 3.3. Investment Experience; Access to Information. (a) The Purchaser or a person acting in its capacity as "purchaser representative" (as defined in Regulation D of the Securities Act) for the Purchaser, is an "accredited investor" as that term is defined in Rule 501(a) promulgated under the Securities Act, is a sophisticated investor; is able to fend for itself in the transactions contemplated by this Agreement, has such knowledge and experience in financial, business and investment matters as to be capable of evaluating the merits and risks of this investment, has the ability to bear the economic risks of this investment, has been furnished with or has had access to such information as is specified in subparagraph (b)(2) of Rule 502 promulgated under the Securities Act, was not organized or reorganized for the specific purpose of acquiring the Purchased Shares purchased by it and has been afforded the opportunity to ask questions of, and to receive answers from, the Company and to obtain any additional information, to the extent the Company has or could have acquired such information without unreasonable effort or expense, all as necessary for the Purchaser or "purchaser representative" to make an informed investment decision with respect to the purchase of the Purchased Shares. The foregoing, however, does not limit or modify the representations and warranties of the Company in Article 2 of this Agreement or the right of the Purchaser to rely thereon.

        (b) In addition to the foregoing, the Purchaser acknowledges, represents and warrants, as applicable, as set forth in Annex I hereto.

        SECTION 3.4. Absence of Registration. The Purchaser understands that the Purchased Shares to be sold and issued hereunder may not be sold by the Purchaser unless it is subsequently registered under the Securities Act, or an exemption from such registration is available.

        SECTION 3.5. Restrictions on Transfer. The Purchaser agrees that (a) it will not offer, sell, pledge, hypothecate, or otherwise dispose of the Purchased Shares other than to its "affiliates" unless such offer, sale, pledge, hypothecation or other disposition is (i) registered under the Securities Act, or (ii) in compliance with an opinion of counsel to the Purchaser, delivered to the Company and reasonably acceptable to it, to the effect that such offer, sale, pledge, hypothecation or other disposition thereof does not violate the Securities Act, and (b) the certificate(s) representing the Purchased Shares shall bear a legend stating in substance:

        THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED OTHER THAN TO AFFILIATES (AS DEFINED) OF THE REGISTERED HOLDER HEREOF UNLESS AND UNTIL REGISTERED UNDER SAID ACT OR, IN THE OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION DOES NOT VIOLATE THE PROVISIONS THEREOF.

        For purposes of this Section 3.5, "affiliate" of any Purchaser means (i) any entity more than 10% of the voting stock or other voting interest of which is owned, directly or indirectly through one or more intermediaries, by the Purchaser, (ii) any entity which owns, directly or indirectly through one or more intermediaries, more than 10% of the voting stock of the Purchaser, (iii) any entity of which 10% or more of the voting stock is owned by an affiliate of the Purchaser, and (iv) with respect to a Purchaser that is a trust, a grantor or beneficiary of such trust or other entity under the control of such grantor or beneficiary. Upon request of a holder of Purchased Shares the Company shall remove the legend set forth above from the certificates evidencing such Purchased Shares or issue to such holder new certificates therefor free of such legend, if with such request the Company shall have received an opinion of counsel selected by the holder and reasonably satisfactory to the Company, in form and substance reasonably satisfactory to the Company, to the effect that such Purchased Shares are not required by the Securities Act to continue to bear the legend.

        SECTION 3.6. Transfer Instructions. The Purchaser agrees that the Company may provide for appropriate transfer instructions to implement the provisions of Section 3.5 hereof.

        SECTION 3.7. Economic Risk. The Purchaser understands that it must bear the economic risk of the investment represented by the purchase of Purchased Shares for an indefinite period.

        SECTION 3.8. Fees and Commissions. The Purchaser represents and warrants that it has retained, or otherwise authorized to act, no Intermediary in connection with the transactions contemplated by this Agreement and agrees to indemnify and hold harmless the Company from liability for any compensation to any Intermediary retained or otherwise authorized to act by, or on behalf of, the Purchaser and the fees and expenses of defending against such liability or alleged liability.

        SECTION 3.9. [Reserved].

        SECTION 3.10. Restructuring of Debt. At the election of the Board of Directors of the Company, the Purchaser shall (a) prior to the Closing Date, use its reasonable efforts to; and (b) after the Closing Date, provide alternative financing facilities to the Company's financing facilities that are in effect at the time of such election by the Board of Directors.

        SECTION 3.11. Wafer Purchase Commitment. The Purchaser hereby acknowledges that it is obligated to purchase wafers from the Company in accordance with Section 3.11 of the stock purchase agreement between the Company and the Purchaser dated October 8, 1999.

                                    ARTICLE 4
                   CONDITIONS TO OBLIGATIONS OF THE PURCHASER

        SECTION 4.1. Conditions to Obligations of the Purchaser. The obligation of the Purchaser on the Closing Date to purchase the Purchased Shares under this Agreement shall be subject to each of the following conditions precedent, any one or more of which may be waived by the Purchaser:

        (a) Representations and Warranties. The representations and warranties made by the Company herein shall be true and accurate in all material respects on and as of the Closing Date.

        (b) Performance. The Company shall have performed and complied with all agreements and conditions contained herein or in other ancillary documents incident to the transactions contemplated by this Agreement required to be performed or complied with by it prior to the Closing in all material respects.

        (c) Consents, etc. The Company shall have secured all permits, consents and authorizations that shall be necessary or required lawfully to consummate this Agreement, to issue the Purchased Shares to be purchased by the Purchaser.

        (d) Compliance Certificates. The Company shall have delivered to the Purchaser or its representative at the Closing an Officer's Certificate to the effect that, to such Officer's knowledge, all conditions specified in Sections 4.1(a) through (c), inclusive, have been fulfilled.

        (e) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the

Purchaser and its counsel, and the Purchaser and its counsel shall have received all such counterpart originals or certified or other copies of such documents as the Purchaser or its counsel may reasonably request.

        (f) Opinion of Company's Counsel. On the Closing Date, the Purchaser shall have received from Orrick, Herrington & Sutcliffe LLP, counsel for the Company, an opinion, dated the Closing Date, reasonably satisfactory in form and substance to the Purchaser and its counsel, and in the form attached hereto as Exhibit A.

        (g) Shareholder and Governmental Approval. The Company agrees to use its reasonable efforts to prepare a proxy statement, obtain the necessary approvals from its stockholders, to obtain all applicable Governmental Approvals and to amend and restate the Certificate of Incorporation to incorporate Section 6.6 of this Agreement.

        (h) Incumbency Certificate. The Company shall provide a certificate dated the Closing Date of the Secretary or Assistant Secretary of the Company certifying and attaching as exhibits thereto: (i) the Amended and Restated Certificate of Incorporation; (ii) the By-laws; and (iii) the minutes of the Board of Directors approving the execution, delivery and performance of this Agreement.

                                    ARTICLE 5
                      CONDITIONS TO OBLIGATIONS OF COMPANY

        SECTION 5.1. Conditions to Obligations of the Company. The obligation of the Company at the Closing to issue and sell the Purchased Shares to be purchased under this Agreement shall be subject to the following conditions precedent, which may be waived by the Company:

        (a) Representations and Warranties. The representations and warranties made by the Purchaser herein shall be true and accurate in all material respects on and as of the Closing Date.

        (b) Performance. The Purchaser shall have performed and complied with all agreements and conditions contained herein or in other ancillary documents incident to the transactions contemplated by this Agreement required to be performed or complied with by it prior to or at the Closing in all material respects.

        (c) Compliance Certificates. The Purchaser shall have delivered to the Company or its representative at the Closing an Officer's Certificate to the effect that, to such Officer's knowledge, all conditions specified in Sections 5.1(a) and (b) have been fulfilled.

        (d) Consents of Creditors. The Company shall have received consents from Copelco Capital, Inc., Lyon Credit Corporation, and CIT Group/Credit Finance, Inc. with respect to the Company executing, delivering and performing this Agreement.

        (e) Bridge Financing. Within 14 days of a request by the Company (which request shall be made between the date hereof and the Closing Date), the Purchaser, and/or its

Affiliates (as defined below), shall lend the Company up to the amount of the Purchase Price upon commercially reasonable terms, which amount shall be repaid from the Purchase Price at Closing; provided, however, that (i) between the date hereof and the date upon which the conditions of Section 4.1(g) are satisfied, the Purchaser and/or its Affiliates shall be required to use their reasonable efforts to fulfill their obligations under this Section 5.1(e) and (ii) after the date on which the conditions of Section 4.1(g) are satisfied, the Purchaser and/or its Affiliates shall be obligated to satisfy the conditions of this
Section 5.1(e).

        For the purposes of this Agreement, "Affiliate" shall mean, with respect to any natural person or entity ("Person"): (i) each Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, five percent (5%) or more of the capital stock having ordinary voting power in the election of directors of such Person; (ii) each Person that controls, is controlled by or is under common control with such Person or any Affiliate of such Person; or (iii) each of such Person's officers, directors, joint ventures and partners. For the purpose of this definition, "control" of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.

                                    ARTICLE 6
                              AFFIRMATIVE COVENANTS

        SECTION 6.1. Preparation of Proxy Statement: Stockholders' Meeting. Promptly following the date of this Agreement, the Company shall prepare and file with the SEC a proxy statement relating to the meeting of the Company's stockholders to be held in connection with this Agreement (the "Proxy Statement"). Purchaser shall be entitled to review drafts of, and comment upon the Proxy Statement, and the Company shall in good faith consider such comments. The Company shall use its reasonable efforts to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as possible.

        The Company, acting through its Board of Directors, shall, in accordance with its Certificate of Incorporation and Bylaws promptly and duly call, give notice of, convene and hold as soon as practicable, a meeting (the "Stockholders Meeting") of the Company's stockholders for the purpose of voting to approve and adopt this Agreement and the transactions contemplated hereby, and, subject to the exercise of the Board of Director's fiduciary duties, (i) recommend approval and adoption of this Agreement by the stockholders of the Company and include in the Proxy Statement such recommendation; and (ii) take all reasonable and lawful action to solicit and obtain such approval.

        SECTION 6.2. Piggy-Back Registrations. If at any time the Company shall determine to register for its own account or the account of others under the Securities Act any of its equity securities, other than on Form S-8 or Form S-4 or their then equivalents (a "Piggy-Back Registration"), it shall send to the Purchaser, written notice of such determination and, if within fifteen (15) days after receipt of such notice, the Purchaser shall so request in writing, the Company shall use its diligent efforts to include in such registration statement all or any part of the Registrable Shares (as defined below) the Purchaser requests to be registered, except that if, in connection with any offering involving an underwriting of Common Stock to be issued by the Company, the managing underwriter shall impose a limitation on the number of shares of Common Stock which may be included in the registration statement because, in its judgment, such limitation is necessary to effect an orderly public distribution, then the Company shall be obligated to include in such registration statement only such limited portion (or none, if so required by the managing underwriter) of the Registrable Shares with respect to which such Holder has requested inclusion hereunder. For the purposes of this Section, "Registrable Shares" shall mean and include (i) Purchased Shares held by the Purchaser; (ii) the shares of Common Stock of the Company purchased by Purchaser under the terms of the Stock Purchase Agreement dated as of October 8, 1999 between the Purchaser and the Company, and (iii) any shares of Common Stock issued to (or issuable upon exercise of warrants issued to) any bank or other lender, or equipment lessor in connection with the Company obtaining a loan or equipment financing, if the Company expressly accords to such shares the registration rights contained in this Agreement; provided, however, that shares of Common Stock which are Registrable Shares shall cease to be Registrable Shares upon the consummation of any sale of such shares pursuant to a registration statement or Rule 144 under the Securities Act.

        SECTION 6.3. Registrations on Form S-1 or Form S-3. In addition to the rights provided the Purchaser in Section 6.1 above, if the registration of Registrable Shares under the Securities Act can be effected on Form S-1 or Form S-3 (or any equivalent successor form promulgated by the Commission), then the Company shall provide the Purchaser with the following rights:

        (a) For the Purchaser. Upon the written request of the Purchaser, the Company shall so notify Purchaser, and then shall, as expeditiously as possible, use its diligent efforts to effect qualification and registration under the Securities Act on Form S-1 or Form S-3 of all or such portion of the Registrable Shares as the Purchaser shall specify; provided, however, the Company shall not be required to effect a registration pursuant to this Section 6.3(a) unless the market value of the Registrable Shares to be sold by the Purchaser in any such registration shall be at least $2,000,000 at the time of filing such registration statement, and further provided that the Company shall not be required to effect (i) any registration during the first six (6) months immediately following the Closing Date; (ii) a registration during the three (3) months thereafter pursuant to this Section 6.3(a) unless the Registrable Shares are less than twenty percent (20%) of the Purchased Shares; (iii) a registration during each three(3) month period thereafter pursuant to Section 6.3(a) unless the Registrable Shares are less than twenty percent (20%) of the then-remaining Purchased Shares; and (iv) more than five registrations in the aggregate pursuant to this Section 6.3(a).

        (b) Conflicts. In the event that, in a registration under this Section
6.3 which is effected through an underwriter, the underwriter imposes a limitation on the number of Registrable Shares which may be included in the registration statement in order to effect an orderly public distribution, then the Company shall exclude from such registration statement, first, all shares which are not Registrable Shares, and second, Registrable Shares which are requested to be included pursuant to Section 6.2.

        SECTION 6.4. Effectiveness. The Company will use its diligent efforts to maintain the effectiveness for up to one hundred twenty (120) days (or such shorter period of time as the underwriters need to complete the distribution of the registered offering, or ninety (90) days in the case of a "shelf" registration statement on Form S-1 or Form S-3) of any registration statement pursuant to which any of the Registrable Shares are being offered, and from time to time will amend or supplement such registration statement and the prospectus contained therein to the extent necessary to comply with the Securities Act and any applicable state securities statute or regulation. The Company will also provide the Purchaser with as many copies of the prospectus contained in any such registration statement as it may reasonably request.

        SECTION 6.5. Right of First Offer.

        (a) Subject to this Section 6.5 and other than as disclosed in Section 2.2(b), if the Company shall decide to issue or sell, any (i) shares of Common Stock, (ii) any other equity security of the Company, including without limitation, shares of Preferred Stock, (iii) any debt security of the Company which by its terms is convertible into or exchangeable for any equity security of the Company, (iv) any security of the Company that is a combination of debt and equity, or (v) any option, warrant or other right to subscribe for, purchase or otherwise acquire any such equity security or any such debt security of the Company, the Company shall, in each case, first offer to sell such securities (the "Offered Securities") to the Purchaser and its Affiliates (the "Preemptive Stockholders"), if they (collectively) hold at least 40% (forty percent) of the then outstanding capital stock of the Company, as follows: the Company shall offer to sell to the Preemptive Stockholders that portion of the Offered Securities as the number of shares of Common Stock which the Preemptive Stockholders then hold or have the right to acquire bears to the sum of the total number of issued and outstanding shares of Common Stock and upon exercise of warrants, options and rights outstanding, at a price and on such other terms as shall have been specified by the Company in writing delivered to the Preemptive Stockholders (the "Offer"), which Offer by its terms shall remain open for a period of 14 days from the giving of the Offer.

        (b) Notice of the Preemptive Stockholders' intention to accept, in whole or in part, any Offer made pursuant to clause (a) shall be evidenced by a writing signed by the Preemptive Stockholders and delivered to the Company prior to the end of the 14-day period of such Offer, setting forth the number of shares or securities the Preemptive Stockholders elect to purchase (the "Notice of Acceptance"). Failure of the Preemptive Stockholders to deliver a Notice of Acceptance within said 14 days will be deemed to be a rejection of the Offer.

        (c) The Company shall have one hundred twenty (120) days from the end of said 14-day period to sell any such Offered Securities as to which a Notice of Acceptance has not been given (the "Refused Securities") to any Person or Persons, substantially on the same terms and conditions as set forth in the Offer.

        (d) The rights of the Preemptive Stockholders under this Section 6.5 shall terminate for all future issuances of Offered Securities upon the earlier of (i) two (2) years after the Closing Date; and (ii) any date on which Purchaser and/or its Affiliates hold less than forty percent (40%) of the then-outstanding capital stock of the Company.

        (e) The rights of the Preemptive Stockholders under this Section 6.5 shall not apply to:

                (i) Common Stock issued as a stock dividend to holders of Common Stock or upon any subdivision or combination of shares of Common Stock;

                (ii) Preferred Stock issued as a dividend to holders of Preferred Stock or upon any subdivision or combination of shares of Preferred Stock;

                (iii) Common Stock issued upon exercise of options, warrants and rights outstanding as of the date of this Agreement;

                (iv) Common Stock and options of the Company issued after the date hereof to directors, officers, employees or consultants of the Company and any Subsidiary pursuant to any qualified or non-qualified stock option plan, employee stock ownership plan, employee benefit plan, stock plan, or such other options, arrangements, agreements or plans intended principally as a means of providing compensation or incentive compensation for employment or services, approved by the Board of Directors of the Company;

                (v) Options, warrants or shares issued to banks or other lenders or equipment lessors in connection with the Company obtaining loans or equipment financing or to customers, prospective customers, vendors or strategic partners; or

                (vi) Securities issued in a merger or consolidation or as consideration for the acquisition by the Company of any other corporation or other business entity or of the assets and business thereof.

        (f) For convenience in administration, the Company may offer and sell Securities covered by the right in clause (a) without first offering such Securities to the Preemptive Stockholders, so long as the Preemptive Stockholders are given the opportunity to purchase their pro rata amount within 45 days after the close of the sale of Securities.

        (g) The rights of the Preemptive Stockholders set forth herein are nonassignable except (i) to any or all of the beneficial owners of the Preemptive Stockholders; (ii) an Affiliate of the Preemptive Stockholders; and
(iii) to a purchaser who is not a competitor of the Company and who purchases all of the Preemptive Stockholders' Securities of the Company. Any assignee permitted under the preceding sentence shall assume the assignor's obligations under this Agreement and become a party to this Agreement in a manner reasonably satisfactory to the Company.

        SECTION 6.6. Additional Purchases By Purchaser. Unless approved by the Board of Directors unanimously, if, on any day other than the Closing Date, the Purchaser and/or its Affiliates elect to purchase shares of Common Stock that would result in the Purchaser or its affiliates holding more than 51% of the fully diluted Common Stock pursuant to a purchase of stock, a purchase of assets, a merger or a combination, or any other form of acquisition, such additional purchase shall be subject to the vote of the stockholders of the Company and shall be approved if at least fifty-one percent (51%) of the stockholders vote in favor of the transaction and no more than twenty percent (20%) of the stockholders vote against such transaction. Notwithstanding the foregoing, the provisions of this
Section 6.6 shall terminate at such time as the Purchaser and/or its Affiliates have acquired equal to or greater than 75% of the outstanding Common Stock of the Company.

        SECTION 6.7. Employee Retention Plan. The Company and the Purchaser agree that after the Closing hereunder, the Company shall, subject to Board of Directors approval, set aside an additional 1,000,000 shares of Common Stock of the Company in order to grant options in the form of qualified or non-qualified Common Stock option grants to certain Company employees pursuant to a key employee retention plan.

        SECTION 6.8. Purchaser's Board of Directors Designee. Promptly after the Closing Date, the Company's Board of Directors shall take the necessary steps to add one person designated by the Purchaser as a member of the Company's Board of Directors. The parties agree to promptly designate any person whom the Company names as CEO in the future as a member of the Board. The parties further agree that in the event that Bernard Vonderschmidt ceases to serve as a member of the Board, Zvi Grinfas may, in his sole discretion and as long as he is still serving as a member of the Board, designate a person to replace Mr. Vonderschmidt as a member of the Board.

                                    ARTICLE 7
                                  MISCELLANEOUS

        SECTION 7.1. Survival of Agreements. All agreements, representations and warranties contained herein or made in writing by or on behalf of the Company in connection with the transactions contemplated hereby shall survive the execution and delivery of this Agreement.

        SECTION 7.2. Notices. All notices, requests, consents and other communications herein (except as stated in the last sentence of this Section 7.2) shall be in writing and shall be mailed by first-class certified mail, postage prepaid and return receipt requested, personally delivered, faxed, or sent by recognized overnight courier service, as follows:

        (a)    If to the Company:

               IMP, Inc.
               2830 North First Street
               San Jose, California U.S.A.  95143-2071
               Attention:  Chief Executive Officer
               Fax:  (408) 434-0335

               With a copy to

               Richard Grey, Esq.
               Orrick, Herrington & Sutcliffe LLP
               Old Federal Reserve Bank Building
               400 Sansome Street
               San Francisco, California  94111-3143
               Fax:  (415) 773-5759

        (b)    If to the Purchaser:

               Teamasia Semiconductors PTE Ltd.
               PSA Building, PO Box 512
               Singapore 91148

               With a copy to:

               Robert T. Borawski, Inc.
               4125 Blackford Ave., Suite 140
               San Jose, California  95117
               Fax:  (408) 241-8895

or such other addresses as each of the parties hereto may provide from time to time in writing to the other parties.

        SECTION 7.3. Modifications; Waiver. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally or in writing, except that any provision of this Agreement may be amended and the observance of any such provision may be waived (either generally or in a particular instance and either retroactively or prospectively) with (but only with) the written consent of the party to be charged.

        SECTION 7.4. Exculpation. The Purchaser acknowledges that it is not relying upon any statements or instruments made or issued by any person, firm or corporation, other than those contained in this Agreement in making its decision to invest in the Company.

        SECTION 7.5. Entire Agreement. This Agreement, together with the schedules and exhibits attached hereto and the officer's certificate and financial statements delivered pursuant hereto and made a part hereof, contains the entire agreement between the parties with respect to the transactions contemplated hereby, and supersedes all negotiations, agreements, representations, warranties and commitments, whether in writing or oral, prior to or contemporaneous with the Closing Date.

        SECTION 7.6. Successors and Assigns. Except as otherwise expressly provided in this Agreement, all of the terms of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.

        SECTION 7.7. Enforcement.

        (a) Remedies at Law or in Equity. If the Company shall default in any of its obligations under this Agreement or if any representation or warranty made by or on behalf of the Company in this Agreement or in any certificate, report or other instrument delivered under or pursuant to any term hereof shall be untrue or misleading in any material respect as of the date of this Agreement or as of the Closing or as of the date it was made, furnished or delivered, the Purchaser may proceed to protect and enforce its rights, including by way of suit in equity or action at law. In the event the Purchaser brings such an action against the Company, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

        (b) Remedies Cumulative; Waiver. No remedy referred to herein is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to above or otherwise available to a party at law or in equity. No express or implied waiver by Purchaser of any default shall be a waiver of any future or subsequent default. The failure or delay of any party in exercising any rights granted it hereunder shall not constitute a waiver of any such right and any single or partial exercise of any particular right by a party shall not exhaust the same or constitute a waiver of any other right provided herein.

        SECTION 7.8. Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all such counterparts together shall constitute one instrument. Each party shall receive a duplicate original of the counterpart copy or copies executed by it and by the Company.

        SECTION 7.9. Governing Law and Severability. (a) This agreement shall be governed by the internal laws of the state of California, without regard to principles of conflicts of law. Each of the parties hereto hereby submits to the exclusive jurisdiction of the United States District Court in San Francisco, California, for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the parties hereto waives any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

        (b) In the event any provision of this agreement or the application of any such provision to any party shall be held by a court of competent jurisdiction to be contrary to law, the remaining provisions of this agreement shall remain in full force and effect.

        SECTION 7.10. Headings. The descriptive headings of the Articles and Sections hereof and the Schedules and Exhibits hereto are inserted for convenience only and do not constitute a part of this Agreement.

        SECTION 7.11. Confidentiality. The Purchaser agrees that it will keep confidential and will not disclose, or divulge any confidential, proprietary, secret or non-public information which the Purchaser may obtain from the Company and not use such information other than for the benefit of the Company or in furtherance of the Purchaser's rights as a shareholder of the Company; provided, that, no such information shall be deemed to be non-public if it (i) is or becomes generally available to the public other than as a result of a disclosure by the Purchaser or its respective agents, representatives or employees; (ii) is or becomes available to the Purchaser on a non-confidential basis from a source (other than the Company or one of its officers, directors, agents, representatives or employees) that is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; or (iii) was known to the Purchaser on a non-confidential basis prior to its disclosure to it by the Company and provided further that, any other term of this Agreement to the contrary notwithstanding, the Company shall not be obligated to disclose any information, the disclosure of which it believes in good faith would be detrimental to the Company or its stockholders.

        SECTION 7.12. [Reserved.]

        SECTION 7.13. [Reserved.]

        SECTION 7.14. Indemnification.

        (a) The Company agrees to indemnify and hold harmless the Purchaser from and against any and all liabilities, obligations, losses, out-of-pocket costs or damages ("Loss") and reasonable attorneys' and accountants' fees and expenses, court costs and all other reasonable out-of-pocket expenses ("Expense") incurred by the Purchaser in connection with or arising from or attributable to any breach by the Company, of any of its representations, warranties, obligations, covenants or agreements contained in this Agreement; provided, however, that the Purchaser shall not be entitled to indemnification for Losses or Expenses pursuant to this Section unless and until the amount of Losses and Expenses exceeds $100,000. Thereafter, the Company shall be liable for indemnification for Losses and Expenses only to the extent the aggregate amount thereof exceeds $100,000. Notwithstanding the foregoing, the terms "Loss" and "Expense" shall not include incidental, consequential or punitive damages except in a third party claim, action or suit.

        (b) If the Purchaser believes that it has suffered or incurred any Loss or Expense pursuant to this Section, it shall so notify the Company promptly in writing describing such Loss or Expense, the amount thereof, if known, and the method of computation of such Loss or Expense. Promptly after receipt by the Purchaser of notice of the commencement of any action by any third party, such indemnified party shall, if a claim in respect thereof is to be made against the Company under this Section notify the Company in writing of the commencement thereof (but the failure so to notify the Company shall not relieve the Company from any liability which it may have under this Section except to the extent that it has been prejudiced in any material respect by such failure or from any liability which it might otherwise have). Unless the Company is contesting a third party claim, the Company shall promptly pay such claim or reimburse the Purchaser if the Purchaser has made payment.

        (c) The Company shall have the right to conduct and control, through counsel of its choosing, any third party claim, action or suit. The Company shall permit the Purchaser to participate in the defense of any such action or suit through counsel chosen by it, provided that the fees and expenses of such counsel shall be borne by the Purchaser. The Company may agree to any compromise or settlement with respect to a claim for money damages without the consent of the Purchaser; provided, that the Company shall not effect any compromise or settlement which will have a continuing effect on the business of the Purchaser without the prior consent of the Purchaser, which consent shall not be unreasonably withheld or delayed.

        SECTION 7.15. [Reserved].

        SECTION 7.16. Expenses. The parties shall each pay their own legal, accounting and financial advisory fees and other out-of-pocket expenses related to the negotiation, preparation and carrying out of this Agreement and the transactions herein contemplated.



                [The rest of this page left intentionally blank.]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement by their duly authorized officers as of the date first above written.

                                       IMP, INC.

                                       By:
                                          --------------------------------------
                                       Name:
                                            ------------------------------------
                                       Title:
                                             -----------------------------------

                                       TEAMASIA SEMICONDUCTORS PTE LTD.

                                       By:
                                          --------------------------------------
                                       Name:
                                            ------------------------------------
                                       Title:
                                             -----------------------------------


                    STOCK PURCHASE AGREEMENT SIGNATURE PAGE

                                                                         ANNEX I

                      ADDITIONAL PURCHASER REPRESENTATIONS


        The Purchaser hereby acknowledges to the Company, as follows:

        (a) That the Purchaser is aware of the following:

                  (1) The Purchased Shares are speculative investments which involve a substantial degree of risk of loss by the Purchaser of the Purchaser's entire investment in the Company and that the Purchaser understands and takes full cognizance of the risk factors related to the purchase of the Purchased Shares;

                  (2) No federal or state agency has made any findings as to the fairness of the terms of the offering; and

                  (3) Any projections or predictions that may have been made available to the Purchaser are based on estimates, assumptions and forecasts which may prove to be incorrect; and no assurance is given that actual results will correspond with the results contemplated by the various projections;

        (b) That at no time has it been explicitly or implicitly represented, guaranteed or warranted to the Purchaser by the Company, the agents and employees of the Company, or any other person:

                  (1) That the Purchaser will or will not have to remain as owner of the Purchased Shares an exact or approximate length of time;

                  (2) That a percentage of profit and/or amount or type of consideration will be realized as a result of this investment;

                  (3) That any cash dividends from Company operations or otherwise will be made to stockholders by any specific date or will be made at all; or

                  (4) That any specific tax benefits will accrue as a result of an investment in the Company;

        (c) That the Purchaser has relied only on the information contained in this Agreement and that no written or oral representation or information that is in any way inconsistent with this Agreement and has been made or furnished to the Purchaser or to the Purchaser's "purchaser representative" in connection with the offering of the Purchased Shares, and if so made, has not been relied upon.

        (d) That the offer to sell Purchased Shares was communicated to the Purchaser by the Company in such a manner that the Purchaser was able to ask questions of and receive answer from the Company concerning the terms and conditions of this transaction and that at no time was the Purchaser presented with or solicited by any leaflet, public promotional meeting, newspaper or magazine article, radio or television advertisement or any other form of advertising or general solicitation.

        (e) That the Purchaser has had prior personal or business relationships with the Company or its affiliates, or by reason of the Purchaser's business or financial experience (either alone or with the aid of a purchaser representative), the Purchaser has the capacity to protect the Purchaser's own interest in connection with this transaction.

        (f) That the Purchaser has been advised to consult with the Purchaser's own attorney regarding legal matters concerning an investment in the Company and has done so to the extent the Purchaser considers necessary.



                                      I-2